FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Director Shareholding dated 01 March 2005
Exhibit No. 2 - Director Shareholding dated 02 March 2005
Exhibit No. 3 - Annual Report and Accounts dated 02 March 2005
Exhibit No. 4 - Annual Report and Accounts dated 16 March 2005
Exhibit No. 5 - Holding(s) in Company dated 29 March 2005

Exhibit No. 1

Dear Sirs

Hanson PLC - DIRECTORS' SHARE INTERESTS

  Vesting of March 1, 2002 Awards under Hanson Long Term Incentive Plan (the "LTIP") and Hanson Share Option Plan (the "Option Plan")

  Following the end of the three year performance period for the conditional awards of shares made and conditional options granted on March 1, 2002 under the LTIP and Option Plan, respectively, on March 1, 2005 approximately 769,700 Hanson ordinary shares of 10p each ("shares") vested in favour of approximately 300 LTIP participants and approximately 246,629 shares vested in favour of approximately 40 Option Plan participants (ie became capable of being exercised over the next 7 years at an exercise price of 461.75p per share).

  There were two performance measurements to be satisfied for participants to become entitled under the Plans.

  Half of the conditional awards of shares vested under the LTIP and half of the conditional options granted under the Option Plan were dependent on Hanson's total shareholder return ("TSR") (ie the average share price adjusted for the reinvestment of dividends) over a three year performance period, compared to the members of an international peer group of 21 companies. Hanson's TSR for this performance period ranked below 50% of the members of the comparator group and, in accordance with the performance criteria, none of the conditional awards / grants of options subject to the TSR performance measurement vested on March 1, 2005.

  The remaining half of the conditional award of shares under the LTIP and the remaining half of the conditional options granted under the Option Plan were subject to the attainment of an economic value added target. For the economic value added measurement, a linear vesting schedule applied and the improvement over the three year performance period means that 50% of the conditional awards / grants of option subject to the economic value added performance measurement vested on March 1, 2005.

  Overall 25% of the conditional awards under the LTIP and 25% of the conditional grants of option under the Option Plan vested, with the balance of the awards and grants, respectively, lapsing.

  Details of the participation of the executive directors of Hanson in the LTIP vesting are set out below:-

Director	Shares vesting	Reduction in shares vesting (b)	Shares retained	Resultant holding of shares

A J Murray	48,701	19,968	28,733	267,785
J C Nicholls (a)	19,964	8,186	11,778	89,795
G Dransfield	16,242	6,660	9,582	144,550

    The figures shown in the table above for J C Nicholls include the interests of his wife, who also participates in the LTIP.

    The executive directors concerned elected to satisfy their liabilities to income tax and national insurance contributions, arising on the vesting of shares under the LTIP, out of the share award.

  Shares retained by the executive directors and other participants in the LTIP will be transferred from the Hanson Employee Share Trust.

  Details of the participation of the executive directors of Hanson in the Option Plan are set out below:-

Director	Number of shares under option vesting	Exercise price	Expiry date of option

J C Nicholls	17,325	461.75p	February 29, 2012
G Dransfield	16,242	461.75p	February 29, 2012

  Exercise of options under the closed Executive Share Option Scheme

  A J Murray, J C Nicholls and G Dransfield, executive directors of the Company, on March 1, 2005 exercised options over Hanson shares under the closed Executive Share Option Scheme as detailed below. The options, which were granted on December 21, 1995, were due to expire on December 20, 2005. The figures for J C Nicholls reflect the interests of his wife under the closed Executive Share Option Scheme.

    A J Murray exercised an option over 72,834 shares for a cash payment calculated on the difference between the market price of 514.5p per share and the subscription price of 356.4p per share.

    J C Nicholls exercised an option over 5,846 shares for a cash payment calculated on the difference between the market price of 514.5 per share and the subscription price of 356.4p per share.

    G Dransfield exercised an option over 69,112 shares for a cash payment calculated on the difference between the market price of 514.5p per share and the subscription price of 356.4p per share.

  2005 conditional awards under the LTIP and Option Plan

  The 2005 conditional award under the LTIP has been made on March 1, 2005, to approximately 200 Hanson senior executives, including the executive directors listed below:

Director	Maximum conditional number of shares

A J Murray	181,994
J C Nicholls (a)	91,454
G Dransfield	63,192

    The figures shown in the table above for J C Nicholls include the interests of his wife, who also participates in the LTIP.

  Conditional option grants over shares at a subscription price of 514.3p per share (being the five day average closing share price over the period February 22 - February 28, 2005) under the Option Plan have also been made on March 1, 2005, to a small number of Hanson senior executives, including the executive directors listed below:-

Director	Maximum conditional number of shares under option
A J Murray	155,552
J C Nicholls	78,942
G Dransfield	63,192

  The vesting of both the conditional awards under the LTIP and the conditional grants under the Option Plan are subject to the satisfaction of performance measurements.

  As for each award and grant made since 2001, the Remuneration Committee of the Board of Hanson has decided that 50% of the conditional award of shares under the LTIP and 50% of the conditional options granted under the Option Plan will be subject to attainment of an economic value added target and 50% will be subject to a TSR target.

  The economic value added target is based on an improvement in economic value added over a period of three years based on the results for the year to December 31, 2004. For the economic value added measurement, a linear vesting schedule will apply in order that only a small proportion of the conditional award or option grant subject to this measurement will vest, as the case may be, at the minimum acceptable performance level with maximum entitlement only arising on the achievement of substantial performance improvement.

  For the TSR measurement the Company must achieve a TSR over a three year performance period which is greater than the TSR achieved by at least 50% of the members of an international peer group of companies. If so 30% of the conditional award or option grant subject to TSR measurement will vest. All of the conditional award or option grant subject to TSR measurement will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award or option grant will vest in the proportion of 2.33% of the award for each 1% improvement in the Company's ranking.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

March 2, 2005

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS

I have today been notified by J C Nicholls, an executive director of the Company, that on March 2, 2005 his wife exercised an option to subscribe for 4,000 Hanson ordinary shares at a subscription price of 331.25p per share. The option was granted on September 14, 1998 under the group's Inland Revenue Approved Share Option Scheme.

On March 2, 2005 Mr Nicholls' wife sold 4,000 Hanson ordinary shares at a market price of 516.75p per share.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

March 2, 2005

HANSON PLC ANNUAL REPORT AND FORM 20-F

Hanson has filed its Annual Report and Form 20-F for the year ending December 31, 2004 with the US Securities and Exchange Commission ("SEC").

Copies of the document filed with the SEC have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

SEC filings may be accessed by visiting the SEC EDGAR database website (www.sec.gov/cgi-bin/browse-edgar).

The Annual Report and Form 20-F is also available on Hanson's website (www.hanson.biz) and the printed document is expected to be mailed to shareholders, together with the notice of Hanson's AGM, on or around March 16, 2005.

Inquiries:
Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

Exhibit No.4

March 16, 2005

Dear Sirs

Annual Report and Form 20-F 2004
Summary Annual Report 2004
Form of Proxy / Notice of Annual General Meeting 2005

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document View Facility, which is situated at: -

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No:	(0)20 7676 1000
Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No.5

Hanson PLC

March 29, 2005

Holding in Company

Hanson PLC has received notification today that Lloyds TSB Group PLC and its subsidiaries no longer have a notifiable interest in the share capital of Hanson PLC. Previous notifications on behalf of Lloyds TSB Group PLC were made by Scottish Widows Investment Partnership.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 01, 2005